EXHIBIT 19

                                                         HIGHLIGHTS (UNAUDITED)
                                    Three Months Ended Sept 30,       Nine Months Ended Sept. 30,     Twelve Months Ended Sept. 30,
                                 ---------------------------------  -------------------------------  ------------------------------
(Dollars in thousands,                                  % Increase                        % Increase                     % Increase
 except per share amounts)             1998         1997 (Decrease)      1998         1997 (Decrease)     1998       1997 (Decrease)
--------------------------             ----         ---- ----------      ----         ---- ----------     ----       ---- ---------
FROM CURRENT BUSINESSES:
  Revenues and sales:
    Wireless                       $  554,738   $  473,057   17     $1,575,308   $1,359,339   16      $2,054,513   $1,774,053   16
    Wireline                          331,559      312,471    6        976,350      912,775    7       1,297,543    1,206,444    8
    Emerging businesses                28,168       13,544  108         68,803       33,410  106          87,395       39,193  123
                                   ----------   ----------           ---------   ----------           ----------   ----------
      Total communications            914,465      799,072   14      2,620,461    2,305,524   14       3,439,451    3,019,690   14
    Information services              292,169      244,256   20        856,221      710,003   21       1,120,369      931,290   20
    Other operations                  178,593      109,517   63        425,155      328,900   29         532,330      426,443   25
                                   ----------   ----------          ----------   ----------           ----------   ----------
      Total business segments       1,385,227    1,152,845   20      3,901,837    3,344,427   17       5,092,150    4,377,423   16
    Less:intercompany eliminations     53,060        7,336  623         81,222       24,403  233          89,266       32,624  174
                                   ----------   ----------          ----------   ----------           ----------   ----------
      Total revenues and sales     $1,332,167   $1,145,509   16     $3,820,615   $3,320,024   15      $5,002,884   $4,344,799   15
                                   ==========   ==========          ==========   ==========           ==========   ==========

  Operating income:
    Wireless                       $  177,246   $  134,920   31     $  452,162   $  342,229   32      $  570,386   $  424,967   34
    Wireline                          115,483      113,278    2        347,841      329,527    6         468,299      430,822    9
    Emerging businesses               (12,712)      (6,478) (96)       (29,881)     (17,981) (66)        (34,049)     (22,587) (51)
                                   ----------   ----------          ----------   ----------           ----------   ----------
      Total communications            280,017      241,720   16        770,122      653,775   18       1,004,636      833,202   21
    Information services               40,417       34,944   16        116,609      104,202   12         157,335      142,097   11
    Other operations                    6,975        5,249   33         19,242       16,714   15          22,994       22,259    3
                                   ----------   ----------          ----------   ----------           ----------   ----------
      Total business segments         327,409      281,913   16        905,973      774,691   17       1,184,965      997,558   19
    Corporate expenses                  6,765        5,686   19         12,731       11,049   15          19,041       15,321   24
                                   ----------   ----------          ----------   ----------           ----------   ----------
      Total operating income       $  320,644   $  276,227   16     $  893,242   $  763,642   17      $1,165,924   $  982,237   19
                                   ==========   ==========          ==========   ==========           ==========   ==========

  Net income                       $  157,392   $  128,374   23     $  428,543   $  347,214   23      $  560,131   $  445,627   26
  Basic earnings per share               $.57         $.46   24          $1.56        $1.25   25           $2.04        $1.60   28

AS REPORTED:
  Revenues and sales               $1,332,167   $1,145,509   16     $3,820,615   $3,362,871   14      $5,002,884   $4,454,192   12
  Operating income                 $   13,644   $  276,227  (95)    $  586,242   $  748,184  (22)     $  858,924   $  973,966  (12)
  Net income (loss)                $  (27,975)  $  150,943 (119)    $  373,713   $  457,793  (18)     $  505,301   $  560,094  (10)
  Basic earnings (loss) per share       $.(10)        $.55 (118)         $1.36        $1.65  (18)          $1.84        $2.02   (9)

Weighted average common shares    274,293,000  276,467,000   (1)   274,127,000  277,321,000   (1)    274,152,000  277,454,000   (1)
Current annual dividend rate
   per common share                     $1.16        $1.10    5

Capital expenditures               $  220,817   $  187,737   18     $  559,480   $  523,383    7      $  862,983   $  764,301   13
Total assets                                                                                          $8,926,844   $8,579,933    4
Wireless customers                                                                                     3,862,871    3,366,757   15
Wireline customers                                                                                     1,870,328    1,752,433    7
Long-distance customers                                                                                  461,995      321,440   44

Current businesses excludes the sold healthcare, wire and cable operations, merger and integration expenses and provision to reduce carrying value of certain assets, and gain on disposal of assets.
Emerging businesses includes the long-distance, local competitive access, internet access, network management and PCS operations.

                                           CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
                                                 Three Months                  Nine Months                     Twelve Months
                                                Ended Sept. 30,               Ended Sept. 30,                 Ended Sept. 30,
                                           -----------------------       -----------------------         -----------------------
(Dollars in thousands, except per share amounts) 1998         1997             1998         1997               1998         1997
-----------------------------------------------  ----         ----             ----         ----               ----         ----
REVENUES AND SALES:
    Service revenues                       $1,204,528   $1,028,618       $3,425,237   $2,968,723         $4,490,325   $3,904,766
    Product sales                             127,639      116,891          395,378      394,148            512,559      549,426
                                           ----------   ----------       ----------   ----------         ----------   ----------
      Total revenues and sales              1,332,167    1,145,509        3,820,615    3,362,871          5,002,884    4,454,192
                                           ----------   ----------       ----------   ----------         ----------   ----------

COSTS AND EXPENSES:
    Operations                                696,635      594,003        2,022,819    1,753,812          2,646,406    2,328,985
    Cost of products sold                     138,073      115,162          380,962      375,981            499,518      515,308
    Depreciation and amortization             176,815      160,117          523,592      468,020            691,036      619,059
    Merger and integration expenses and
      provision to reduce carrying value of
      certain assets                          307,000            -          307,000       16,874            307,000       16,874
                                           ----------   ----------       ----------   ----------         ----------   ----------
      Total costs and expenses              1,318,523      869,282        3,234,373    2,614,687          4,143,960    3,480,226
                                           ----------   ----------       ----------   ----------         ----------   ----------

OPERATING INCOME                               13,644      276,227          586,242      748,184            858,924      973,966

Other income, net                              17,273        4,973           28,021        6,949             36,350        9,089
Interest expense                              (66,296)     (66,087)        (199,052)    (194,006)          (266,816)    (254,067)
Gain on disposal of assets and other           80,901       34,413          296,150      209,651            296,150      209,651
                                           ----------   ----------       ----------   ----------         ----------   ----------
Income before income taxes                     45,522      249,526          711,361      770,778            924,608      938,639
Income taxes                                   73,497       98,583          337,648      312,985            419,307      378,545
                                           ----------   ----------       ----------   ----------         ----------   ----------

Net income (loss)                             (27,975)     150,943          373,713      457,793            505,301      560,094
Preferred dividends                               239          251              710          765                953        1,023
                                           ----------   ----------       ----------   ----------         ----------   ----------
Net income (loss) applicable
    to common shares                       $  (28,214)  $  150,692       $  373,003   $  457,028         $  504,348   $  559,071
                                           ==========   ==========       ==========   ==========         ==========   ==========

EARNINGS (LOSS) PER SHARE:
    Basic                                       $.(10)        $.55            $1.36        $1.65              $1.84        $2.02
    Diluted                                     $.(10)        $.54            $1.35        $1.64              $1.82        $2.00


                                         CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
                                                                             Nine Months                       Twelve Months
                                                                            Ended Sept. 30,                    Ended Sept. 30,
(Dollars in thousands)                                                ------------------------          ---------------------------
                                                                          1998            1997                1998            1997
                                                                          ----            ----                ----            ----
NET CASH PROVIDED FROM OPERATIONS                                     $835,553        $778,326          $1,238,644      $1,136,701
                                                                      --------        --------          ----------      ----------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Additions to property, plant and equipment                          (559,480)       (523,383)           (862,983)       (764,303)
  Purchase of property, net of cash acquired                           (55,073)       (103,834)            (64,091)       (346,754)
  Additions to capitalized software development costs                  (69,059)        (54,391)            (88,893)        (76,860)
  Additions to other intangible assets                                       -        (146,526)                  -        (146,526)
  Additions to investments                                             (16,478)       (118,402)            (22,371)       (126,693)
  Proceeds from the sale of/return on investments                      322,084         192,097             333,624         195,443
  Proceeds from the sale of assets                                           -         202,300                   -         202,300
  Other, net                                                           (90,327)        (52,080)           (124,954)        (77,363)
                                                                      --------        --------          ----------      ----------

    Net cash used in investing activities                             (468,333)       (604,219)           (829,668)     (1,140,756)
                                                                      --------        --------          ----------      ----------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Dividends on preferred and common stock                             (160,952)       (154,937)           (212,327)       (204,446)
  Reductions in long-term debt                                        (243,283)        (38,300)           (163,410)       (244,847)
  Purchase of common stock                                                   -        (116,827)            (95,185)       (195,246)
  Distributions to minority investors                                  (58,056)        (28,856)            (74,263)        (47,215)
  Preferred stock redemptions and purchases                               (637)           (793)               (717)           (772)
  Long-term debt issued                                                107,304         198,391             107,304         707,995
  Common stock issued                                                   18,770           7,297              23,161           7,024
                                                                      --------        --------          ----------      ----------

    Net cash provided from (used in) financing activities             (336,854)       (134,025)           (415,437)         22,493
                                                                      --------        --------          ----------      ----------

Increase (decrease) in cash and short-term investments                  30,366          40,082              (6,461)         18,438

CASH AND SHORT-TERM INVESTMENTS:
  Beginning of period                                                   19,683          16,428              56,510          38,072
                                                                      --------        --------          ----------      ----------

  End of period                                                       $ 50,049        $ 56,510          $   50,049      $   56,510
                                                                      ========        ========          ==========      ==========

                                                                22

                                                CONSOLIDATED BALANCE SHEETS (UNAUDITED)
                                                                         Sept. 30,              Dec. 31,          Sept. 30,
ASSETS (Dollars in thousands)                                                 1998                  1997               1997
-----------------------------                                           ----------            ----------         ----------
CURRENT ASSETS:
   Cash and short-term investments                                      $   50,049            $   19,683         $   56,510
   Accounts receivable (less allowance for
    doubtful accounts of $30,605, $25,164
    and $28,586, respectively)                                             775,440               723,999            703,660
   Materials and supplies                                                   34,851                14,237             15,563
   Inventories                                                              81,860                85,631             78,859
   Prepaid expenses and other                                               60,681                37,241             37,023
                                                                        ----------            ----------         ----------
   Total current assets                                                  1,002,881               880,791            891,615
                                                                        ----------            ----------         ----------

Investments                                                              1,362,227             1,249,414          1,348,262
Goodwill and other intangibles                                           1,641,080             1,637,393          1,724,032

PROPERTY, PLANT AND EQUIPMENT:
   Wireline                                                              4,058,431             3,909,756          3,823,404
   Wireless                                                              2,533,567             2,303,215          2,211,944
   Information services                                                    608,741               539,743            519,545
   Other                                                                   180,487               169,754            145,777
   Under construction                                                      418,530               358,323            279,092
                                                                        ----------            ----------         ----------
   Total property, plant and equipment                                   7,799,756             7,280,791          6,979,762
   Less accumulated depreciation                                         3,292,756             2,901,382          2,765,135
                                                                        ----------            ----------         ----------
   Net property, plant and equipment                                     4,507,000             4,379,409          4,214,627
                                                                        ----------            ----------         ----------

Other assets                                                               413,656               444,100            401,397
                                                                        ----------            ----------         ----------

TOTAL ASSETS                                                            $8,926,844            $8,591,107         $8,579,933
                                                                        ==========            ==========         ==========




                                                                         Sept. 30,              Dec. 31,          Sept. 30,
LIABILITIES AND SHAREHOLDERS' EQUITY                                          1998                  1997               1997
                                                                        ----------            ----------         ----------

CURRENT LIABILITIES:
   Current maturities of long-term debt                                 $   49,683            $   48,028         $   41,302
   Accounts and notes payable                                              415,106               497,142            416,261
   Advance payments and customer deposits                                  132,194               115,994            110,427
   Accrued taxes                                                           116,956                92,527            118,466
   Accrued dividends                                                        79,825                55,012             52,694
   Other current liabilities                                               305,685               195,789            180,542
                                                                        ----------            ----------         ----------
   Total current liabilities                                             1,099,449             1,004,492            919,692
                                                                        ----------            ----------         ----------

Long-term debt                                                           3,566,429             3,699,519          3,620,668
Deferred income taxes                                                      809,111               710,723            812,983
Other liabilities                                                          448,605               452,941            442,589
Preferred stock, redeemable                                                  5,018                 5,625              5,695

SHAREHOLDERS' EQUITY:
   Preferred stock                                                           9,125                 9,155              9,165
   Common stock                                                            274,429               273,411            275,481
   Additional capital                                                      826,682               801,936            875,567
   Unrealized holding gain on investments                                  367,413               300,671            363,357
   Retained earnings                                                     1,520,583             1,332,634          1,254,736
                                                                        ----------            ----------         ----------
   Total shareholders' equity                                            2,998,232             2,717,807          2,778,306
                                                                        ----------            ----------         ----------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                              $8,926,844            $8,591,107         $8,579,933
                                                                        ==========            ==========         ==========

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.    Financial Statement Presentation:
      The consolidated financial statements at September 30, 1998 and 1997 and for the three, nine and twelve month periods then ended are unaudited and reflect all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the financial position and operating results for the interim periods. Certain prior year amounts have been reclassified to conform with the 1998 financial statement presentation.

2.    Merger:
      On July 1, 1998, ALLTEL completed its merger with 360 Communications Company ("360") under a definitive merger agreement entered into on March 16, 1998. Under the terms of the merger agreement, 360 became a wholly-owned subsidiary of ALLTEL, and each outstanding share of 360 common stock was converted into the right to receive .74 shares of ALLTEL common stock, 89.8 million common shares in the aggregate. The merger qualified as a tax-free reorganization and has been accounted for as a pooling of interests. The accompanying interim financial statements have been restated to include the accounts and results of 360 for all periods presented. The combined results include certain eliminations and reclassification adjustments to conform the accounting and financial reporting policies of ALLTEL and 360. Separate and combined results of operations for certain interim periods are as follows:

                                                                Six Months     Three Months        Nine Months       Twelve Months
                                                                  Ended            Ended             Ended              Ended
      (In thousands, except per share amounts)                   June 30,      September 30,      September 30,      September 30,
      ----------------------------------------                     1998            1997               1997               1997
                                                                   ----            ----               ----               ----
      Revenues and sales:
         ALLTEL                                                $1,781,454       $  813,746         $2,414,931         $3,221,232
         360                                                      753,448          347,509            994,617          1,294,945
         Eliminations and reclassifications                       (46,454)         (15,746)           (46,677)           (61,985)
                                                               ----------       ----------         ----------         ----------
         Combined                                              $2,488,448       $1,145,509         $3,362,871         $4,454,192
                                                               ==========       ==========         ==========         ==========
      Net income:
         ALLTEL                                                $  320,449       $  122,064         $  397,662         $  494,594
         360                                                       81,239           28,879             60,131             65,500
         Eliminations and reclassifications                             -                -                  -                  -
                                                               ----------       ----------         ----------         ----------
         Combined                                              $  401,688       $  150,943         $  457,793         $  560,094
                                                               ==========       ==========         ==========         ==========
      Combined earnings per share:
         Basic                                                      $1.46             $.55              $1.65              $2.02
         Diluted                                                    $1.45             $.54              $1.64              $2.00

3. Merger and Integration Expenses and Provision to Reduce Carrying Value of Certain Assets:

      During the third quarter of 1998, the Company recorded transaction costs and one-time charges totaling $307 million related to the closing of its merger with 360 and to changes in a customer care and billing contract with a major customer. The merger and integration expenses, which total $252 million on a pretax basis, include professional and financial advisors' fees of $31.5 million, severance and employee-related expenses of $48.7 million and integration costs of $171.8 million. The Company's merger and integration plan, as approved by ALLTEL's Board of Directors, provides for a reduction of 447 employees, primarily in the corporate support functions, to be concluded by the first quarter of 1999. As of September 30, 1998, the Company had paid $4.2 million in severance and employee-related expenses and 40 out of the total 447 employee reductions had been completed. The integration costs include several adjustments resulting from the redirection of a number of strategic initiatives based on the merger with 360 and ALLTEL's expanded wireless presence. These adjustments include a write-down in the carrying value of certain in-process software development assets, costs associated with the early termination of certain service obligations and a write-down in the carrying value of certain assets resulting from a revised Personal Communications Services deployment plan. The Company expects to complete its integration plan by the end of 1999. The following is a summary of activity related to the Company's merger and integration accrual:

                                                               (In Millions)
                                                               -------------
              Total merger and integration costs                  $252.0
              Cash outlays                                         (68.7)
              Noncash write-down of assets                         (74.8)
                                                                  ------
              Accrued reserve balance at September 30, 1998       $108.5
                                                                  ======

3. Merger and Integration Expenses and Provision to Reduce Carrying Value of Certain Assets (continued):

      During the third quarter, the Company recorded a non-recurring operating expense associated with a contingency reserve on an unbilled receivable of $55 million related to its contract with GTE Corporation ("GTE"). Due to its pending merger with Bell Atlantic Corporation, GTE has re-evaluated its billing and customer care requirements and modified its billing conversion plans.

      The net income impact of these transaction and one-time charges decreased net income $234.6 million or $.85 per share.

 4.   Gain on Disposal of Assets and Other:
      During the third quarter of 1998, the Company recorded a pretax gain of $80.9 million from the sale of a portion of its investment in MCI WorldCom, Inc. (formerly WorldCom, Inc.). Proceeds from this sale amounted to $87.6 million. This transaction increased net income $49.2 million or $.18 per share. During the second quarter of 1998, the Company recorded a pretax gain of $148.2 million from the sale of a portion of its investment in MCI WorldCom, Inc. common stock. Proceeds from this sale amounted to $162.6 million. This transaction increased net income $90.2 million or $.33 per share. During the first quarter of 1998, the Company recorded a pretax gain of $36.6 million primarily from the sale of a portion of its investment in MCI WorldCom, Inc. common stock. Proceeds from the sale of stock amounted to $40.7 million. In addition, the Company recorded a pretax gain of $30.5 million from the sale of its ownership interest in a cellular partnership serving the Omaha, Nebraska market. The gains from these transactions resulted in an increase of $40.4 million in net income and $.14 in earnings per share.

5.    Earnings per Share:
      A reconciliation of the net income and number of shares used in computing basic and diluted earnings per share for the three, nine and twelve month periods ended September 30, 1998 and 1997 was as follows:

                                                           Three Months Ended         Nine Months Ended        Twelve Months Ended
      (In thousands, except per share amounts)                September 30,             September 30,              September 30,
      ----------------------------------------         ------------------------    -----------------------   -----------------------
                                                             1998         1997           1998        1997          1998         1997
                                                             ----         ----           ----        ----          ----         ----
      Basic earnings (loss) per share:
        Net income (loss) applicable to common shares  $  (28,214)  $  150,692     $  373,003  $  457,028     $ 504,348   $  559,071

        Weighted average common shares
          outstanding for the period                      274,293      276,467        274,127     277,321       274,152      277,454
                                                       ----------    ---------     ----------  ----------     ---------   ----------

        Basic earnings (loss) per share                     $.(10)        $.55          $1.36       $1.65         $1.84        $2.02
                                                            =====         ====          =====       =====         =====        =====

      Diluted earnings (loss) per share:
        Net income (loss) applicable to common shares  $  (28,214)  $  150,692     $  373,003  $  457,028     $ 504,348   $  559,071
        Adjustments for convertible securities:
           Preferred stocks                                    45           51            129         157           178          211
                                                       ----------   ----------     ----------  ----------     ---------   ----------
        Net income applicable to common shares
           assuming conversion of above securities     $  (28,169)  $  150,743     $  373,132  $  457,185     $ 504,526   $  559,282
                                                       ----------   ----------     ----------  ----------     ---------   ----------

        Weighted average common shares
          outstanding for the period                      274,293      276,467        274,127     277,321       274,152      277,454
         Increase in shares which would result from:
           Exercise of stock options                        2,303        1,248          2,384       1,304         2,195        1,274
           Conversion of convertible preferred stocks         465          520            471         533           476          538
                                                       ----------   ----------     ----------  ----------     ---------   ----------
         Weighted average common shares
           assuming conversion of above securities        277,061      278,235        276,982     279,158       276,823      279,266
                                                       ----------   ----------     ----------  ----------     ---------   ----------

        Diluted earnings (loss) per share                   $.(10)        $.54          $1.35       $1.64         $1.82       $2.00
                                                            =====         ====          =====       =====         =====       =====

6.    Comprehensive Income:
      Effective January 1, 1998, ALLTEL adopted Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income" ("SFAS 130"). Annual financial statements of ALLTEL for prior periods will be reclassified to conform to SFAS 130's presentation requirements. Comprehensive income for the three, nine and twelve month periods ended September 30, 1998 and 1997 was as follows:
                                                                  25

                                                     Three Months Ended           Nine Months Ended          Twelve Months Ended
      (Dollars in thousands)                            September 30,               September 30,                September 30,
      ----------------------                       ----------------------       ---------------------        ---------------------
                                                       1998          1997           1998         1997            1998         1997
                                                       ----          ----           ----         ----            ----         ----
      Net income (loss)                             $(27,975)    $150,943       $373,713     $457,793        $505,301     $560,094
                                                    --------     --------       --------     --------        --------     --------
      Other comprehensive income (loss):
         Unrealized holding gains on
           investments arising during the period      57,649       64,209        376,912      170,380         275,981      295,227
         Income tax expense                           22,624       25,186        148,725       71,085         110,480      111,878
                                                    --------     --------       --------     --------        --------     --------
                                                      35,025       39,023        228,187       99,295         165,501      183,349
                                                    --------     --------       --------     --------        --------     --------
         Less:  Reclassification adjustments for
                gains included in net income         (80,901)           -       (265,644)    (155,993)       (265,644)    (155,993)
         Income tax expense                           31,733            -        104,199       68,188         104,199       68,188
                                                    --------     --------       --------     --------        --------     --------
                                                     (49,168)           -       (161,445)     (87,805)       (161,445)     (87,805)
                                                    --------     --------       --------     --------        --------     --------
         Other comprehensive income (loss)
           before taxes                              (23,252)      64,209        111,268       14,387          10,337      139,234
         Income tax expense (benefit)                 (9,109)      25,186         44,526        2,897           6,281       43,690
                                                    --------     --------       --------     --------        --------     --------
      Other comprehensive income (loss)              (14,143)      39,023         66,742       11,490           4,056       95,544
                                                    --------     --------       --------     --------        --------     --------
      Comprehensive income (loss)                   $(42,118)    $189,966       $440,455     $469,283        $509,357     $655,638
                                                    ========     ========       ========     ========        ========     ========

7.    Business Segment Information:
      In 1997, the FASB issued Statement of Financial Accounting Standards No. 131 "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"), which requires reporting segment information consistent with the way management internally disaggregates an entity's operations to access performance and to allocate resources. As permitted, the Company early adopted the provisions of SFAS 131 in its interim financial state-ments for the periods ended September 30, 1998 and 1997; and ALLTEL has restated its prior year segment information to conform to SFAS 131's requirements.

      ALLTEL disaggregates its business operations based upon differences in products and services. The Company's communications operations consists of its wireless, wireline and emerging businesses segments. Wireless communications and paging services are provided in 22 states in four major markets: Southeast, Mid-Atlantic, Midwest and West. The Company's wireline subsidiaries provide primary local service and network access in 14 states. Emerging businesses include the Company's long-distance, local competitive access, internet access, network management and PCS operations. Long-distance and internet access services are marketed in the majority of states in which ALLTEL provides communications services. The Company is currently providing local competitive access, PCS and network management services in select areas within its geographically focused communications markets. Information services provides information processing, outsourcing services and application software primarily to financial and telecommunications customers. The principal markets for information services' products and services are commercial banks, financial institutions and telecommunications companies in the United States and major international markets. Other operations consist of the Company's product distribution and directory publishing operations. Corporate items represent general corporate expenses, headquarters facilities and equipment, investments, goodwill and other non-recurring and unusual items not allocated to the segments.

      The accounting policies used in measuring segment assets and operating results are the same as those used in preparing the interim consolidated financial statements. The non-recurring and unusual items discussed in Notes 3 and 4 are not allocated to the segments and are included in corporate operations. Accordingly, the Company evaluates performance of the segments based on segment operating income, excluding non-recurring and unusual items. The Company accounts for intersegment sales at current market prices or in accordance with regulatory requirements.

      The wireline subsidiaries purchase equipment and materials from ALLTEL Supply, Inc. The cost of such equipment and materials is included, principally in wireline plant in the consolidated financial statements. ALLTEL Information Services, Inc. provides data processing services to the wireline subsidiaries. Directory publishing services are provided to the wireline subsidiaries by ALLTEL Publishing Corporation ("Publishing"). Wireline revenues and sales include directory royalty payments received from Publishing. Intercompany profit, to the extent not offset by depreciation on the capitalized cost of equipment and materials, has not been eliminated in preparing the consolidated financial statements, because prices charged by the supply and information services subsidiaries are recovered through the regulatory process.

      Segment operating results were as follows:

                                                            Three Months Ended        Nine Months Ended         Twelve Months Ended
      (In thousands)                                           September 30,            September 30,               September 30,
      --------------                                    ------------------------   -----------------------   -----------------------
                                                             1998         1997          1998         1997         1998         1997
                                                             ----         ----          ----         ----         ----         ----
      Revenues and Sales from External Customers:
        Wireless                                        $  554,738    $  473,057   $1,575,308   $1,359,339   $2,054,513  $1,774,053
        Wireline                                           322,877       304,043      950,617      887,814    1,263,275   1,173,488
        Emerging businesses                                 28,168        13,544       68,803       33,410       87,395      39,193
                                                        ----------    ----------   ----------   ----------   ----------  ----------
           Total communications                            905,783       790,644    2,594,728    2,280,563    3,405,183   2,986,734
        Information services                               254,662       212,002      740,626      613,472      972,458     837,511
        Other operations                                    91,072        82,496      255,937      278,619      332,923     384,588
                                                        ----------    ----------   ----------   ----------   ----------  ----------
              Total business segments                   $1,251,517    $1,085,142   $3,591,291   $3,172,654   $4,710,564  $4,208,833
                                                        ==========    ==========   ==========   ==========   ==========  ==========
      Intersegment Revenues and Sales:
        Wireless                                        $        -    $        -   $        -   $        -   $        -  $        -
        Wireline                                             8,682         8,428       25,733       24,961       34,268      32,956
        Emerging businesses                                      -             -            -            -            -           -
                                                        ----------    ----------   ----------   ----------   ----------  ----------
           Total communications                              8,682         8,428       25,733       24,961       34,268      32,956
        Information services                                37,507        32,254      115,595       96,531      147,911     127,152
        Other operations                                    87,521        27,021      169,218       93,128      199,407     117,875
                                                        ----------    ----------   ----------   ----------   ----------  ----------
              Total business segments                   $  133,710    $   67,703   $  310,546   $  214,620   $  381,586  $  277,983
                                                        ==========    ==========   ==========   ==========   ==========  ==========
      Total Revenues and Sales:
        Wireless                                        $  554,738    $  473,057   $1,575,308   $1,359,339   $2,054,513  $1,774,053
        Wireline                                           331,559       312,471      976,350      912,775    1,297,543   1,206,444
        Emerging businesses                                 28,168        13,544       68,803       33,410       87,395      39,193
                                                        ----------    ----------   ----------   ----------   ----------  ----------
           Total communications                            914,465       799,072    2,620,461    2,305,524    3,439,451   3,019,690
        Information services                               292,169       244,256      856,221      710,003    1,120,369     964,663
        Other operations                                   178,593       109,517      425,155      371,747      532,330     502,463
                                                        ----------    ----------   ----------   ----------   ----------  ----------
              Total business segments                    1,385,227     1,152,845    3,901,837    3,387,274    5,092,150   4,486,816
        Less: intercompany eliminations                     53,060         7,336       81,222       24,403       89,266      32,624
                                                        ----------    ----------   ----------   ----------   ----------  ----------
                Consolidated revenues and sales         $1,332,167    $1,145,509   $3,820,615   $3,362,871   $5,002,884  $4,454,192
                                                        ==========    ==========   ==========   ==========   ==========  ==========
      Operating Income (Loss):
        Wireless                                        $  177,246    $  134,920   $  452,162   $  342,229   $  570,386  $  424,967
        Wireline                                           115,483       113,278      347,841      329,527      468,299     430,822
        Emerging businesses                                (12,712)       (6,478)     (29,881)     (17,981)     (34,049)    (22,587)
                                                        ----------    ----------   ----------   ----------   ----------  ----------
           Total communications                            280,017       241,720      770,122      653,775    1,004,636     833,202
        Information services                                40,417        34,944      116,609      104,202      157,335     147,420
        Other operations                                     6,975         5,249       19,242       18,187       22,994      25,596
                                                        ----------    ----------   ----------   ----------   ----------  ----------
              Total business segments                      327,409       281,913      905,973      776,164    1,184,965   1,006,218
                                                        ----------    ----------   ----------   ----------   ----------  ----------
        Corporate operating expenses                        (6,765)       (5,686)     (12,731)     (11,106)     (19,041)    (15,378)
        Merger and integration expenses and provision
           to reduce carrying value of certain assets     (307,000)            -     (307,000)     (16,874)    (307,000)    (16,874)
                                                        ----------    ----------   ----------   ----------   ----------  ----------
              Total corporate expenses                    (313,765)       (5,686)    (319,731)     (27,980)    (326,041)    (32,252)
                                                        ----------    ----------   ----------   ----------   ----------  ----------
                Consolidated operating income           $   13,644    $  276,227   $  586,242   $  748,184   $  858,924  $  973,966
                                                        ==========    ==========   ==========   ==========   ==========  ==========

                                                                27

      Segment assets as of September 30, 1998 and 1997 were as follows:

                                                                                     (In thousands)
                                                                              -------------------------
                                                                                    1998           1997
                                                                                    ----           ----
        Wireless                                                              $4,128,253     $3,990,993
        Wireline                                                               2,751,781      2,728,641
        Emerging businesses                                                       79,616         27,428
                                                                              ----------     ----------
           Total communications                                                6,959,650      6,747,062
        Information services                                                     865,975        767,709
        Other operations                                                         193,173        133,517
                                                                              ----------     ----------
           Total business segments                                             8,018,798      7,648,288
        Add:  Corporate assets not allocated to segments:
               Headquarters fixed assets, net of accumulated depreciation        129,860        110,514
               Investments                                                       680,627        729,918
               Goodwill, net of amortization                                     105,679         91,563
               Other assets                                                       58,352         39,802
        Less: elimination of intersegment receivables                            (66,472)       (40,152)
                                                                              ----------     ----------
                 Consolidated assets                                          $8,926,844     $8,579,933
                                                                              ==========     ==========

8.    Litigation-Claims and Assessments:
      On July 12, 1996, the Georgia Public Service Commission ("Georgia PSC") issued an order requiring that ALLTEL's wireline subsidiaries which operate within its jurisdiction reduce their annual network access charges by $24 million, prospectively, effective July 1, 1996. The Georgia PSC's action was in response to the Company's election to move from a rate-of-return method of pricing to an incentive rate structure, as provided by a 1995 Georgia telecommunications law. The Company appealed the Georgia PSC order. On November 6, 1996, the Superior Court of Fulton County, Georgia, (the "Superior Court") rendered its decision and reversed the Georgia PSC order, finding, among other matters, that the Georgia PSC had exceeded its authority by conducting a rate proceeding after the Company's election of alternative regulation. The Superior Court did not rule on a number of other assertions made by the Company as grounds for reversal of the Georgia PSC order. The Georgia PSC appealed the Superior Court's decision, and on July 3, 1997, the Georgia Court of Appeals reversed the Superior Court's decision. On August 5, 1997, the Company filed with the Georgia Supreme Court a petition for writ of certiorari requesting that the Georgia Court of Appeals' decision be reversed. On October 5, 1998, the Georgia Supreme Court, in a 4-3 decision, upheld the Georgia Court of Appeals' ruling that the Georgia PSC had the authority to order the rate reductions. The case will now return to the Superior Court for a hearing on the merits and provide ALLTEL the opportunity to challenge the Georgia PSC's order by asserting a number of additional federal and state constitutional and other legal grounds. Since the Company believes that it will prevail in this case, the Company has not implemented any revenue reductions or established any reserves for refund related to this matter at this time.

TO ALLTEL STOCKHOLDERS:

ALLTEL's record third quarter 1998 financial results from current businesses, which exclude one-time adjustments, produced revenues and earnings per share growth of 16 percent and 24 percent, respectively, to $1.3 billion and 57 cents per share.
     For the first time, results include the operations of the former 360 Communications, which merged with ALLTEL July 1. Prior periods have been restated to reflect 360 Communications' operations.
     Among the highlights from current businesses in the third quarter:
     o Net income grew to $157 million, an increase of 23 percent from the same quarter last year.
     o Communications and Information Services produced double-digit revenue growth of 14 percent and 20 percent, respectively.
     o Wireless average revenue per customer increased 2 percent over third quarter of last year.
     o The company rebranded the 360 markets in nearly 200 cities to reflect the ALLTEL brand.
     o Wireless operations added 100,173 customers.
     o Wireline access line growth exceeded 6 percent for the fourth consecutive quarter.
     o Operating income from Information Services grew 16 percent.
     We are pleased to report record revenues and earnings per share from current businesses. We believe these results demonstrate our ability to execute our chosen strategy, while integrating the former 360 operations. We are excited about the outstanding results and progress we have achieved since the merger. And we remain committed to delivering the merger's many benefits to our customers and stockholders. Through the merger, we have continued to enhance our ability to deliver bundled communications services across our geographically focused markets, and we remain on track to realize forecasted savings related to the merger synergies.
     ALLTEL's wireless operations made a significant contribution to the company's third quarter performance. Thousands of customers per day are purchasing our wireless services, and many are choosing to buy additional products like long-distance, paging, local phone service and Internet access from ALLTEL. Today, ALLTEL's wireless business serves 3.9 million customers, up 15 percent from 3.4 million at Sept. 30, 1997.
     In almost every category of performance we exceeded expectations and produced outstanding wireless results. The company reported a market penetration rate of 11.6 percent, compared with 10.3 percent at Sept. 30, 1997. The average monthly churn rate was 2.2 percent, compared to 2.0 percent in the third quarter of 1997.
     ALLTEL continues to aggressively introduce digital wireless service in many of our markets. During the third quarter, the company launched digital wireless service in six markets including: Norfolk and Richmond, Va.; Greensboro, N.C.; Greenville, S.C.; Toledo, Ohio; and Gainesville, Fla. By year-end, ALLTEL will have digital service in 13 of our largest markets.
     ALLTEL grew wireline access lines more than 6 percent for the fourth consecutive quarter. The company serves more than 1.8 million access lines in 14 states. The growth in access lines was partially driven by the increase in second access lines that customers use for purposes such as fax machines, Internet access, and teen lines.
     Revenue from emerging businesses grew more than 100 percent during the third quarter when compared to the same quarter last year, driven by ALLTEL's CLEC, PCS and long-distance services. These emerging businesses continue to be a key part of ALLTEL's growth strategy in delivering a bundled array of products and services to our customers.
     ALLTEL's Information Services business continues to produce double-digit growth in revenue and operating income. This growth is coming from existing and new customers such as Green Tree Financial Corp. and Grupa Pekao SA, Poland's largest bank.
     ALLTEL's reported results for the third quarter include an $81 million pre-tax gain resulting from the company's sale of 1.7 million shares of MCI WorldCom stock.
     Third quarter reported results also include approximately $307 million in one-time, pre-tax charges related to the 360 merger and changes in GTE's customer care and billing contract with ALLTEL. Included in this charge is $55 million related to ALLTEL's contract with GTE Corp. Due to its pending merger with Bell Atlantic, GTE has re-evaluated its billing and customer care requirements and will purchase certain software usage rights and processing services from ALLTEL for an interim period.

     The merger-related expenses, which total $252 million pre-tax, include professional and financial advisors' fees, employee-related expenses and other integration costs. The one-time expenses also include several adjustments resulting from the redirection of a number of strategic initiatives based on the merger with 360 and ALLTEL's expanded wireless presence.
     These adjustments include an adjustment in the carrying value of certain duplicate software assets as well as costs from the early termination of certain service obligations. Results also include adjustments resulting from the company's PCS deployment schedule.
     In total, the one-time items reduced third quarter earnings per share by 67 cents, after taxes.
     Our record results for the third quarter from current operations exceeded expectations. Our team, while integrating two successful companies, continued to focus on the business -- delivering strong financial results and bringing additional products and services to our customers.

Board Increases Dividends
ALLTEL's Board of Directors increased the regular quarterly common dividend from 29 cents to 30.5 cents per share. The new indicated annual dividend rate will be $1.22 per common share, an increase of 6 cents or approximately 5.2 percent over the previous rate. This is the 38th consecutive annual dividend increase since the company's founding.
     The 30.5 cent dividend is payable January 4, 1999 to stockholders of record as of December 7, 1998.
     Dividends were also declared on all series of the Company's preferred stock. Preferred dividends are payable December 15, 1998 to stockholders of record as of November 20, 1998.




Joe T. Ford
Chairman and Chief Executive Officer
October 22, 1998